CAPITAL ALLIANCE GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cag-global.com

Web: www.cag-global.com : www.cibt.edu www.cibtcorp.com www.cibt-bh.edu.cn www.help-ads.com

TSX.V Symbol: CPT                                                                                     September 24 2007

CAG Increases Ownership in CIBT

Capital Alliance Group Inc. (TSX.V: CPT) (“CAG”) is pleased to report that it has commenced several corporate initiatives relating to its proposed increase in ownership of its subsidiary, CIBT School of Business and Technology Corp. (“CIBT”) .  These initiatives reflect the focus of CAG’s management on the education sector in China and North America. As part of this process, CAG will change its name to CIBT Education Group Inc.

An important step in this process will be CAG’s purchase of all interests held by Shane Corporation S.a.r.l. (“Shane") in CIBT.  Pursuant to a non-binding summary of terms between the parties, CAG would issue 10 million common shares of CAG to Shane.  Under these terms, CAG would have the right to repurchase up to 1 million of these payment shares for the price of $0.10 per share within 2 years provided that CAG’s stock has traded above US$3.00 for at least 9 consecutive months.  This transaction is subject, among other things, to TSX Venture Exchange approval.  The term sheet also provides for Shane or its affiliates or nominees to subscribe for additional equity of CAG on terms to be negotiated.

“These initiatives will allow management to focus on aggressively expanding its business in the education sector” commented Toby Chu, President and CEO of Capital Alliance Group Inc. and CIBT.

About Capital Alliance Group Inc.:

Capital Alliance Group, headquartered in Vancouver, British Columbia, Canada is an education management company with diversified investments and operations internationally.  Founded in 1986, the company currently has offices in Mainland China and Canada.  Capital Alliance Group has brought together a team of professionals with extensive practical experience in building world-class organizations in both the old and new economy. With a long track record of success in the international business arena, Capital Alliance Group’s team has both the depth and breadth of management expertise to assist its subsidiary companies in all phases of their growth.

Capital Alliance Group Inc.

“Toby Chu”

Toby Chu

President & C.E.O.

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cag-global.com

WARNING: This news release contains forward-looking information. The reader is cautioned that assumptions used in preparing such information, although considered accurate at the time of preparation, may prove incorrect. The actual results achieved may vary materially from the information provided herein. Consequently, there is no representation by the company that actual results achieved will be the same as those forecast.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION.